Exhibit 99.8

Royal & Sun Alliance Insurance Group plc

Proposed Disposal of Promina Group
Circular to Shareholders and Notice of Extraordinary General Meeting

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

2 April 2003